Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2017	2016	2015	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$719	$698	$622	$561	$526
Portion of rentals representing an interest factor	75	83	93	101	121
Total fixed charges	$794	$781	$715	$662	$647
Earnings available for fixed charges:
Net income	$10,712	$4,233	$4,772	$5,180	$4,388
Equity earnings net of distributions	(283)	(83)	(63)	(59)	(57)
Income taxes	(3,080)	2,533	2,884	3,163	2,660
Fixed charges	794	781	715	662	647
Earnings available for fixed charges	$8,143	$7,464	$8,308	$8,946	$7,638
Ratio of earnings to fixed charges	10.3	9.6	11.6	13.5	11.8